# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELEPHONE AND DATA SYSTEMS, INC., CIK 0001051512
CUSIP: 879433829
Title of class of securities: Common Shares, $.01 par value
Address of issuer's principal executive offices: 30 North LaSalle Street,, 30 North LaSalle Street, Suite 4000,, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000949509

## Reporting persons
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 6,846,273; shared voting power 0; sole dispositive power 6,846,273; shared dispositive power 0; aggregate amount beneficially owned 6,846,273 (6.73% of the class)
  Comment: The reported percentage is calculated based on 101,694,000 common shares ("Common Shares") outstanding as of September 30, 2026, as reported on the Issuer's 10-Q filed with the SEC on November 6, 2026.

## Item 1. Issuer
Name of issuer: TELEPHONE AND DATA SYSTEMS, INC.
Address of issuer's principal executive offices: 30 North LaSalle Street, Suite 4000, Chicago, IL 60602

## Item 2. Person Filing
Name of person filing: This Statement is filed by Oaktree Capital Management, L.P., referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071
Citizenship: See response to row 4 on the cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page hereto.

The reported securities are directly held by funds and accounts managed by the Reporting Person, pursuant to an investment management agreement that gives the Reporting Person voting and dispositive power over all of the securities held by such fund or account.

The filing of this Statement shall not be deemed an admission of beneficial ownership by the Reporting Person for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)